SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES
ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2002

TELIA AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A TRANSCRRIPT OF TELIA AB’S ANNUAL GENERAL MEETING WITH SHAREHOLDERS HELD ON APRIL 23, 2002.

Unofficial translation

Telia’s Annual General Meeting with shareholders held on 23 April, 2002

Introduction

(Music: The importance of communication is not a new thing, but our ways to communicate change all the time. Telecommunication is perhaps the most important infrastructure of the modern society. Furthermore, we face new techniques that enable us to develop new types of communication. Telia is eager to create the manner of future communication. We offer services that facilitate and inspire people to communicate. The use of our services also contributes to a lasting community and a richer life. Telia is the leading communication company of the Nordic countries and we are proud to be actors on some of the world’s most mature IT markets. Our success is built on the best competence and the foremost technology. We develop and market services within mobile communication, broadband and Internet, fixed network and international carrier business. An important area is the third generation mobile communication system, 3G. We develop services that have to be useful in everyday life with reference both to business and pleasure. We are the only operator with access to 3G licences in all Nordic countries. Our pan-Nordic strategy means that the customers will be able to use their mobile services all over the Nordic countries. We have a strong position also in the Baltic States and in Russia through partnership with leading mobile operators. Together with customers and partners, Telia is a strong driving actor when it comes to developing the Swedish Internet and broadband. We offer Internet accesses with a varying breadth, which offers the customers a possibility to choose to meet their own needs. The activity within fixed network is the origin of Telia and forms the basis for a large part of the telecommunication in Sweden. We adapt the network both for business and pleasure services for private customers, companies and gross customers. When the expansion of the broadband has really started in Europe and the 3G-network are operating, the need for international transport network with a high quality will increase. Telia is one of Europe’s leading carriers, i.e. carrier of tele- and data communication. We are the carrier with the largest own infrastructure in Europe and are the sole European operator to have substantial network resources in the USA. Telia – the leading communication company in the Nordic countries – is, to the highest extent, participating in creating new possibilities for communication between people, communication which, in itself, is not a new thing but continuously finds new ways.

Opening of the Annual General Meeting, Chairman Lars-Eric Petersson.

L-E P: Honoured Shareholders, Ladies and Gentlemen!

As chairman of the board of Telia, I would like to open the annual shareholders meeting 2002. You are all very welcome to the Stockholm Fair. Telia is continuously developing and as you know, we announced the merger with the Finnish company Sonera on 26 March. After the ordinary meeting, that is after item 14 on the Agenda, the president Marianne Nievert will report on the merger and the transaction and you will then be able to ask questions in respect of the planned transaction which you, as shareholders, will be able to consider, not today at the ordinary meeting but at a extraordinary shareholders’ meeting that will be held in June, in the middle of June, according to plan. We have not yet decided the exact date. This is depending upon the planning preceding the merger. However, you will be notified in good time.

We have also the pleasure of welcoming Anders Igel as the new president of Telia this year. You all know that Marianne Nievert will retire after the summer. Shortly after Eastern, we announced that Anders Igel will be her successor and will start acting as managing director and president some time this summer. There will also be an opportunity to see and meet Anders and hear him telling a little about himself, and also to ask questions in connection with the presentation of the merger between Telia and Sonera, that is after item 14 on the agenda later today.

Once more, I wish you all very welcome to the annual general shareholders’ meeting.

1. Election of chairman at the meeting

L-E P: Election of chairman at the meeting, item 1. Suggestions please. Go ahead. Please introduce yourself so that everybody will get to know your name eventually, please.

LJC: Thank you. My name is Lars Johan Cederlund and I am assisting the undersecretary of state, Claes Åhnstrand, who is the government’s representative at this meeting and I suggest that Mr Claes Beyer be elected to preside at today’s meeting.

L-E P: Thank you. Are there any other suggestions? I find that the meeting has elected Claes Beyer. Please enter Claes.

CB: I thank you for the confidence, which I will try to meet. First I would like to inform that Jan Henrik Arnell, head of the legal department of Telia, sits next to me and he has been asked to keep the minutes and act as secretary. Before we move to the next item at the agenda, I would like to raise some points of order. The first item I will take out of my pocket right now, actually this, which is good to turn off and turn on again after the meeting. When it comes to asking permission to speak or raise questions or in some other manner comment on the company’s financial position or administration in 2001, this will be made during item 6 on the agenda.

We have representatives of the press and other media here and there have already been some pictures taken and some has been recorded. Usually we welcome media representatives to be present at the meeting but no pictures or recording will take place during that time and I now ask, can we decide on this also this year? I find that this is the case. I will also mention that the company itself takes some pictures and makes a video-recording to be used internally. May this be approved? I find that the meeting has approved. I will also inform that we have some guests, among others a senior high school class from Brännkyrka gymnasium for education purposes and I now ask, will the meeting welcome these guests? I find that the meeting has so decided.

2. Election of two persons to approve the meeting together with the chairman

CB: Next item is to elect two persons to approve the minutes together with the chairman and I would like to have your suggestions. I see that we have the same person to make a suggestion once more, please, go ahead.

LJC: I suggest Staffan Rasjö, representing Alecta Pensionsförsäkring and Marianne Nilsson, representing Robur, and that the same persons will act as vote examiners.

CB: We have thus a suggestion, Staffan Rasjö and Marianne Nilsson to approve the minutes and act as vote examiners. Are there any further suggestions? Will these persons be elected? I find that the meeting has so decided.

3. Preparation and approval of the voting register

CB: We have now moved to item 3, preparation and approval of the voting register. I now call upon the secretary to speak, please go ahead.

JHA: Thank you. A list of those shareholders, that were recorded in the copy of the shareholders’ register made ten days prior to the shareholders meeting, who have registered themselves as participants of this meeting, a so called registration list has been prepared. We have, when you arrived at the meeting today, marked all present shareholders, proxies and assistants. The list has been reviewed and those who are not present have been excluded. I can inform that 2,499,809,645 shares are represented, which is 83.29% of the total of Telia’s shares. We are 746 persons gathered here today, including assistants, guests and officials.

CB: Thank you. I now ask whether the meeting... Now somebody asks permission to speak, go ahead please.

TB: My name is Teje Bergfeldt. Today I have some difficulties to speak but I hope it will be clear enough. The first time I called and registered myself for this meeting was some time in the middle of March. I wished to talk to some person at Investor Relations and I was informed that I should talk to Carina Kempe who I should talk to. I registered and informed her that I had received the company’s communiqué in English and thought that I ought to have received it in Swedish as the state, the Swedish state, is the shareholder with absolute majority. In the middle of week 15 – I naturally was promised to receive the document – I received the annual report and two other documents – in English despite my remark in the middle of March. And I spoke once more with Carina Kempe on 11 April. The conversation ended at 16.35 hrs. I registered and asked for the document. I never received it. Neither have I received this card, the voting card with a bar-code or an entrance ticket with a bar-code. That is why I called Investor Relations or in Swedish Aktieägarkontakt yesterday. I believe that Claes Beyer and the government’s representatives knows the Companies Act Chapters 9:16 and 9:17. Nothing can be done in respect of this voting register but there is an interesting sentence in 9:17 and that is the first sentence. I do not intend to read that sentence loud but I would already now say that I will make a reservation against the decisions in items 6, 7, 8 and 9 on the agenda as they evidently concern the required annual report. I may also say, less seriously, that I now, after having read Ralf’s (?) ....opinion in respect of the need of information etc, I find that this supports my motion to a great extent. That was all.

CB: I am sorry but I did not quite get the name of the speaker, would you like to repeat it?

TB: I take is as slow and clear as possible. Teje with four letters, no “Rikard”.

CB: Teje?

TB: Yes, correct. Bergfeldt, with two “Erik” and “Ludvig”. “David” “Tore” at the end. I can also inform of the number of shares: 1,150, bought when the offer came, included in today’s shareholders’ register, as they were transferred from Carnegie for this purpose. End for the second time.

CB: This will be included in the minutes and I ask whether the meeting will approve of the amended registration list to be used as voting register? I find that the meeting has so decided.

4. Approval of the agenda

Then we move to item 4 concerning approval of the agenda. This was included in the notification and in the file that you received when entering these premises and I ask whether the meeting will approve the agenda as it is? I find that this is the case.

5. Decision on whether the meeting has been duly convened

Then we move on to item 5 and the issue is whether the meeting has been lawfully convened. Pursuant to the Articles of Association, this will be made by advertisement in Post och Inrikes Tidningar (the Official Swedish Gazette) and in Dagens Nyheter and Svenska Dagbladet and that the notice convening the annual general meeting shall be made not earlier than six and not later than four weeks before the meeting. For further information on the measures taken in respect of the summons, I give the word to the secretary. Go on please.

JHA: Thank you. A notice convening today’s meeting was included on Thursday 14 March 2002 in the Official Swedish Gazette, Dagens Nyheter, Svenska Dagbladet and in Dagens Industri. It has also been presented on Telia’s home page since 14 March.

CB: OK. I now ask whether the meeting finds that it has been lawfully convened? I find that the meeting so has decided.

6. Presentation of the annual report and audit report

CB: We have now reached item 6, which concerns presentation of the annual report and the audit report for the parent company and the group for the year 2001. The annual report has been sent to those who have required this document. As far as I understand, not always in the language required, but has been received by those who have required it and it has also been available on Telia’s home page since 27 March, and the participants who have come here and asked for it has also received it. I now ask the meeting whether it finds that the annual report has been presented. I find that the meeting so has decided.

When it comes to the audit report, we usually let one of the auditors present it and I give the word to the authorized accountant, Mr Torsten Lyth. Please, go ahead.

TL: Mr Chairman, honoured shareholders. Before I report on the conclusions given in our audit report I would like to comment, in short, on the scope of our auditing work. The audit has included 85 commercially active companies. The audit has been carried out in 24 countries, in addition to Sweden, organized by the central auditing team in Stockholm. In addition to the audit of the annual accounts we have also, by order of the board, made a summary review of all quarterly reports and given our statement in respect of these. We have reported to the management and the board of the company and a summary has been prepared to business area heads and to the company management of Telia. We have had two meetings with the board of Telia AB where we have presented our remarks and have had the possibility to ask completing questions and also answered questions from the board members. As shown in the administration report, page 6, Telia prepares its consolidated report both under International Accounting Standards and under the Annual Accounting Act. For the so-called IAS-accounting, we have, by order of the board, given an auditors’ statement, which may be seen at page 47 of the annual report. However, at this meeting, it is the annual report, which has been prepared pursuant to the Accounting Act, that will be dealt with. Our conclusions in this respect are reported in our formal audit report as shown on page 70 of the annual report. The audit of Telia is a so-called joint audit. This means that we are three auditors with individual and joint responsibility for the whole examination and sign the audit report. It is dated on 18 February this year and is signed by me as main responsible, Gunnar Widhagen and Filip Cassel. I quote the parts of our statements in the audit report, page 70, that are intended to guide the meeting when considering the subsequent items on the agenda. “Based upon the examination that we have executed, we find that the annual report and the consolidated financial statements have been prepared in accordance with the Annual Accounting Act and by this give a correct picture of the company’s and the group’s result and position in accordance with generally accepted accounting standards in Sweden. We recommend that the meeting will approve of the profit and loss account and the balance sheet for the parent company and the group, and allocates the profit of the parent company in accordance with the proposal in the administration report. Finally we recommend that the meeting also will grant the board and the president discharge from liability for the financial year 2001.” Thank you.

CB: Thank you. We thank you auditor Lyth for this presentation and by this is also the audit report presented. The next speaker is the managing director and president, Marianne Nievert. Please go ahead.

MN: Honored shareholders, ladies and gentlemen!

Welcome to Telia’s second Annual General Meeting as a listed company.

This is my last General Meeting as Telia’s President and CEO. This is why I would like to take the liberty of looking back at Telia’s history before going into what we achieved in 2001.

I will talk about Telia’s history over the last four decades. That is the timeframe that I have personally experienced with the company. These are also the years when Telia has gone through a radical change from a monopoly public utility to a listed international company on a competitive market.

I began at Telia in 1961, or Swedish Telecom as it was then called, when automation was fully underway. Swedish Telecom was a “technology-heavy” operation. The organization was centrally controlled and hierarchical. Women and men filled different roles.

Automation was completed in 1972. We now had a network with good accessibility, and we were beginning to wonder how to increase calling.

This was when we coined the slogans “Calling brings people together” and “Sweden — land of the affordable telephone".

It was very controversial for a public agency to be involved in advertising. Just in case, we had another advertisement ready that explained why we were marketing our services. We planned to launch this advertisement if public opinion became overly critical.

The network automation had been based on electromechanical technology. It was found more and more difficult to improve the service and implement new functions by building onto the electromechanical systems.

In 1970, Swedish Telecom signed an agreement with LM Ericsson to form a jointly owned company, Ellemtel, to develop a new electronic telephony system. This was the birth of what was perhaps Sweden’s biggest industrial initiative ever.

We worked very hard to change the authoritarian managerial role and break down gender barriers.

We reformed the payroll systems. I was involved in designing a performance-based pay system related to how well we succeeded with our customers. This replaced the earlier system based on straight piecework rates.

We experimented with far-reaching employee influence, which I believe lay the foundation to our good relationship with the unions.

Central control was broken down in the mid-70s. The operations were decentralized and we introduced objective-based management.

The collaboration between Swedish Telecom and LM Ericsson rapidly yielded results. The first electronic telephone switches were brought into service in 1980. This was the dawn of the AXE era.

AXE would not only play an important role in the modernization of Swedish telecommunications—it also became a major export product. AXE made it possible for us to offer new services.

Fiber-optics became available in the 1980s. This allowed us to digitize the network and dramatically increase capacity. Between 1982 and 1987, we had built a nationwide digital network with as much capacity as we had built up over the previous century.

Swedish Telecom had financed its investments using its own funds. In the mid 1980s, in order to finance the major network modernization efforts, we obtained permission to raise loans on the open credit market.

AXE was to prove useful in mobile communications as well. The Nordic telecoms decided to develop a shared mobile telephony system, NMT, which was introduced in 1981. This too was a success on the export market, but above all it laid the foundation for the exceptional development of Nordic mobile communications.

An intensive debate about monopolies raged in the early 80s. Not a day went by without some demand for the monopoly to be abolished or for Swedish Telecom to be split up.

In contrast to many other countries, Sweden’s telecom networks and telecommunications services were never protected by a legal monopoly. However, Swedish Telecom did have exclusive rights to the equipment connected to the network. This had the effect of focusing the Swedish monopoly debate on telephones and PBXs. More and more telecommunications operators were establishing operations in Sweden at that time.

Looking back, it’s easy to gain the impression that Swedish Telecom clung to its monopoly tooth and nail and struggled against every change. That is not the truth. We felt that being branded a monopoly was a slander. We understood that competition would come and we saw this as positive, since it would enable us to adapt to the new situation before many others had a chance. The Swedish market opened up five years before the rest of Europe.

In the mid-80s, Swedish Telecom became one of the first telecommunications operators in the world to reorganize its calling rates on a cost basis, gradually reducing the price gaps between short and long-distance calls. The technological development meant that there was no longer any reason to determine prices by distance. Reorganizing our rates also made it more difficult for our competitors, since at least in the early stages they mainly concentrated on international traffic.

Naturally, Swedish Telecom could not just sit by and watch while others helped themselves to our home market. This is why we turned our focus to international operations in the 90s.

We decided to establish operations in continental Europe and to expand into our neighboring markets.

In 1991, Swedish Telecom and the Dutch telecom formed an alliance called Unisource. The aim of Unisource was to develop international communications solutions for business customers as well as to establish a European network so that we could compete in Europe once the market was opened up.

The NMT system stirred up great interest, including in the Baltic states. And this was when we began collaborating with Sonera (then called Telecom Finland).

In 1990, we formed the mobile operator company Eesti Mobiiltelefon together with the Estonian government. One year later, we formed Latvijas Mobilais Telefons together with the Latvian government.

We continued by developing operations in St. Petersburg, where we formed North West GSM, today an important part of the pan-Russian mobile operator MegaFon.

In 1998, Telia and Sonera acquired a majority interest in Lithuania’s leading mobile operator Omnitel.

Telia had already established itself in the neighboring Nordic countries by the mid-90s. And Nordic telecommunications operators were setting up in Sweden.

We saw the fruit of our network modernization efforts in the early 90s. We implemented extensive efficiency measures at this time. We tried to soften the blow for employees whose positions became redundant by creating special development projects where we provided support and skills development so that they could find new jobs, within Telia or with another employer. This was a totally new way of dealing with workforce redundancies.

I think that we succeeded in handling the situation well considering that the number of employees was reduced from 48,000 to 32,000 over a four-year period.

In the 80s and 90s I had operational responsibility for telecom districts and regions and was working very “concretely” on digitization and streamlining efforts and on improving service.

In 1990, Swedish Telecom was still a government-owned public utility. We had a good relationship with the government and relatively a great deal of freedom. But our position as a government-owned public utility was an unfamiliar concept in other parts of the world and we saw corporatization and listing on the stock exchange as necessary changes if we were to be on a par with our competitors.

In the early 90s, the Riksdag, Swedish parliament, decided that Swedish Telecom would become a limited liability corporation on July 1, 1993. A new Telecommunications Act was also introduced at this time, providing new regulations for the Swedish telecom market.

Swedish Telecom’s transformation into a limited liability corporation was quick and easy. A new profile was launched with a new company name – Telia.

The mid-90s saw the breakthrough of the Internet, which opened up a whole new world for the telecommunications networks. This was also when mobile telephony penetrated the consumer market.

At this time I was responsible for Telia’s networks division and was a member of Group Management. We were adapting Sweden’s networks for Internet applications and taking a major initiative for increasing bandwidth in the local loop. Demand for broadband was on the rise and our marketing efforts gave us wind under our wings.

The international networks were designed for voice telephony, while Internet services have different requirements. When the Unisource alliance was dissolved, Telia decided to establish its own international transport network adapted for the more sophisticated interactive broadband services of the future.

The telecommunications industry underwent huge changes in the 80s and 90s and a large number of new players established operations. This was especially true in the Nordic countries, which was an attractive market with high IT maturity and sophisticated users.

But from an international perspective, the Nordic countries are still a small market. At Telia we grasped early on that a consolidation of the market was both unavoidable and desirable.

In 1999, Telia and Telenor made an attempt to merge. This failed, but it did not mean that we abandoned the idea of Nordic collaboration.

In June of 2000, Telia was listed on the stock exchange and some months later I had the honor of taking on the leadership of the Telia Group.

We decided to undertake fast and radical refine and focus efforts, concentrating our business more sharply on the Nordic and Baltic region.

The plan was to divest all businesses that lie outside Telia’s core. We sold our directory operations as well as certain core business support functions such as network construction, installation and service.

Telia after the refinement is more of a knowledge company and above all it is a more focused company than before. We are more flexible, better able to adapt to market fluctuations and changes in the economy. The refine and focus efforts have also strengthened Telia financially.

After the refinement, we are concentrating on our main task, that is, designing and operating networks and developing and marketing customer solutions in:

Mobile communications
Broadband and Internet
Fixed networks
International carrier operations

As well as refining our focus, we have also restructured the organization. In order to maximize our impact in the Swedish market we coordinated all our sales and customer care resources in a single organization, Telia Sverige. The consolidation has yielded obvious efficiency gains.

Let’s take a look at the earnings trend from 2001.

Sales for the Group climbed 6 percent while underlying EBITDA, that is earnings before depreciation, fell 1 percent. Growth in core businesses was significantly stronger. Here we saw sales climb 13 percent and underlying EBITDA 10 percent.

We continued to see a good inflow of new mobile customers and the margin in Telia Mobile showed improvement. We launched GPRS in Sweden, Norway, and Finland during the year. We were granted a UMTS license on the Danish market as well. This means that we are the only company able to offer GPRS and UMTS services across the entire Nordic market.

Demand for Internet access was very good and Telia Internet Services reported a surge in its sales growth. Telia strengthened its position on the Swedish market, where we are easily the leading supplier of broadband.

The international carrier operations also showed solid sales growth despite considerable turbulence and uncertainty on the market. We made substantial investments during the year to complete the network and begin actively marketing our services. The previous negative earnings trend bottomed out towards the end of the year.

Turning to the fixed network operations, Telia Networks increased its sales of value-added and wholesale services. This enabled us to maintain revenues despite losing market shares in fixed telephony in Sweden. Our continued streamlining efforts strengthened the margin here.

The Group as a whole had operating income totaling MSEK 5,460 in 2001 and net income of MSEK 1,869. These figures are significantly lower than for the year 2000 due to the fact that we had major write-downs and depreciation. The situation on the carrier market led us to write down the book asset value of International Carrier by MSEK 3,027. We also wrote down the remaining goodwill in Netia.

Telia has made major investments in recent years in the build-out of broadband in Sweden, in the Nordic mobile networks, and in the international carrier network. This has led to increased depreciation. In 2002 we are entering a calmer phase of investment. Investments in 2002 are expected to decrease 25 percent compared with 2001.

Divestitures during the year improved Telia’s financial position by GSEK 16, decreasing the debt/equity ratio from 0.37 to 0.18. Telia is now among the most creditworthy telecommunications companies in Europe.

So are we pleased with this growth? Yes, we had good growth in our core businesses in 2001, but we see opportunities to streamline even further. We are now focusing our energy on developing and streamlining our core businesses. I expect that we will see significant effects from these initiatives already in 2002.

I will now say a few words about the first quarter of 2002.

Earnings will be announced on May 6, but the preliminary figures are as follows. As you see, trends are favorable for our core operations. Net sales increased by 9 percent and underlying EBITDA increased 5 percent.

I can say that we are already seeing the effects of the efficiency programs that are in progress within Telia Internet Services, Telia International Carrier, and elsewhere in the company.

As previously announced, our investments are also declining. Our investment level for the first quarter of 2002 is significantly lower than for the corresponding quarter last year.

Again, the quarterly report will be released May 6, when you will be given further information about first quarter outcome.

And now about the merger with Sonera.

Telia and Sonera have excellent prospects of forming together a strong and successful telecommunications company in northern Europe.

We have similar operations, but with few overlaps. This will enable us to quickly realize synergies and economies of coordination in such areas as service development, purchasing and network operation.

We have a long history of collaboration in the Baltic states and Russia, where we can now consolidate our participating interests and attain better control and influence over the businesses.

Now that Telia is entering a new phase, it is important to have an appointed successor to take over the leadership of the company. I’m very pleased that this person is to be Anders Igel.

Anders Igel has extensive experience of the telecommunications industry from his years with Ericsson.

He has been President and CEO of an internationally listed company.

He knows Telia well after being a member of the Board of Directors for three years.

And finally a few words about the performance of Telia stock.

Stockholmsbörsen continued to decline in 2001. Telia too suffered losses, but the Telia share fell less than the Swedish stock market average and less than our European competitors.

The Telia share dropped approximately 4 percent while the Affärsvärlden General Index fell approximately 17 percent.

The Dow Jones Index, which includes European fixed network operators, fell 28 percent during 2001.

I know it’s a meager consolation that others have done worse. It is also very difficult to predict the future. But I believe that in the longer term, when we see the effects of the merger with Sonera, we will also see a more positive trend for the Telia share.

Thank you very much.

Now I would like to thank you and I pass the word to Claes Beyer.

CB: Thank you very much. We thank the president for this presentation. If anyone would like to comment on the annual report, the speech of the president or the company’s position, you are welcome to speak. I will just explain our planning in this respect. There are four microphones and they are placed in the middle aisles, one and two at the front and three and four a little further back, and at each microphone you find an official with a sign indicating the number of the microphone. I would be grateful when the person who wants to speak walks towards the closest microphone and gives a note with his/her name to the official and then waits at the microphone until I give the person permission to speak. I can see if there is a person who wants to make a comment as the microphone has a blinking lamp and I will try to pass the word in due order. Of course, it is also possible to speak from the platform up here. In that case I am grateful if you could give a note with your name to the secretary sitting next to me. I would also appreciate it if the speaker introduces him-/herself and, when you have a proxy or assist someone, please inform whom you are representing.

The meeting is now open for contributions.

There is a speaker, please go ahead. It is microphone No 1, yes.

Hallo. My name is Torbjörn Björnstedt. I was up on the platform also last year. I belong to the workers, maybe with a small inheritance supposed to be used for future purposes. Some time ago I believed in Rosengren’s big campaign “invest in something that will remain stable and reliable for all future” and I hope all the same that this is what Telia and I believe in with respect to Telia. However, like senator Cato, who always wanted to see Cartago destroyed, I have to return to the issue that the share simply was overestimated at the introduction. We were fooled. In my opinion, Rosengren and others who introduced this did not give us a chance. Many people think that we are “little people” and that we have learnt our lesson, that is what all “tie and suit people” say all over the world. “Now they will learn”. This has cost me SEK 34,000, and today remains 10,000 – 15,000. I cannot buy this I am afraid. There must be some sense of shame. I think somewhere that the new board has to work. The film started so nicely with: “Telia is burning”. Yes, now is the time for Telia to burn also for its shareholders and to make sure that we receive interest, that we get some of our investments in return. Another expression used by teenagers is: “Go to hell (go and burn)” but that is perhaps not what Telia meant? I also worry about the merger with Sonera. Will I, as a plundered person, participate in supporting the shareholders of Sonera when it comes to the merger? I do not want that. We must be treated equally. In that case I want more shares when mergering than I have today. This must be considered prior to the shareholders’ meeting in June. We must have something. We cannot be fooled. And once again, I will revert over and over again, I feel fooled by Björn Rosengren. Shame on you!

Then I pass the word to Marianne Nievert. Please.

Naturally we are also burning for our shareholders and this is a transaction that will create a much stronger position in northern Europe, and which we make in order to further develop Telia and also naturally develop the share. This means that the Sonera transaction is a measure taken by the board to be able to create a future strong Telia. Obviously our specialisation, and the fact that we have created a very strong actor when it comes to our balance sheet, and our way to strengthen our position, has enabled us to take different measures in the future. There are not many European telecommunication operators, that have a position like Telia’s, having the freedom to choose to take measures. This means, of course, that we also intend to use this. Thus we will create a new stronger Telia through the Sonera transaction. So I hope that you all will stay and that I will have the opportunity to inform of the background to this transaction. I find that it is important to understand that we, to a high extent, continuously are trying to create this. But of course, Telia is a comparatively small actor within the telecommunication business and when we see the fall of the telecom shares, it is obvious that we are not an isolated phenomenon within that world. The price for Telia at the time for the initial public offering was more or less the price of a telecommunication company at that time and all telecommunication shares were quoted at that level.

Thank you for that comment. I see now that I have one speaker at microphone 2 and another speaker at microphone 1 again. But we start with microphone 2, and I recognize you as Lars-Erik Forsgård. Please go ahead.

Thank you Mr Chairman. Honoured shareholders, my name is Lars-Erik Forsgård and I represent the Swedish Shareholders’ Association. I have two questions but let me first connect to the previous speaker. I understand your anger and disappointment at what has happened but you have to consider the actual circumstances at the time for the offering, and they were exceptional. There was a boom and the telecom business was hotter than any other business at that time. This must always be considered when buying shares and we have a number of golden rules within the Swedish Shareholders’ Association, and one is, among others, that you should not place all eggs in the same basket. Ten-twelve shares in five-six different industrial sectors. Had you invested your SEK 34,000 like that, and if you also had followed our second rule, which is to invest regularly and not at one single occasion – you ought to have had a lot more money left today. But it is always easy to second-guess. I hope that you are able to recover and I have actually a suggestion to the state’s representative considering what has happened in Telia. There is no doubt that the disappointment among Telia’s 7,000,000-8,000,000 shareholders is very big today. The state made an extremely fortunate deal at the time of the offer and we should not deny the state this. But let me give the state a piece of advice on how it can somewhat repair its tarnished reputation. This could be accomplished in the way that the state sells, before the possible merger with Sonera, its holdings to Telia’s shareholders, the shareholders who have stayed put the time, at a heavily reduced price. It is a suggestion.

Think about it. We do not require you to sell all shares but part of the holding could be sold considering the large stock that you have.

Marianne Nievert expresses a great hope when it comes to the merger with Sonera. I do not believe that this will solve all the problems. As a rule, mergers tend to create some problems, neither do they tend to increase the stock-exchange rates for the buying companies, in this case Telia. The rate level is an expression of the shareholders’ faith in the company and this has been reduced by slightly more than 60% after the listing and I am afraid Telia’s quotation today is the lowest so far this year, slightly exceeding SEK 32. However, I feel that we shall not blame the management and the board. This is not fair. Above all, this has to do with the timing of the listing and the miserable telecom market. The global conditions have been very bad. Still, the management and the board should be able to do something in order to strengthen the confidence in the share and the company, but what do you do and what do you intend to do to strengthen the confidence? That is my question to you. An example of a circumstance which does not strengthen the confidence is the shareholdings of some of the board members. One person has no shares at all. The future president of Telia has invested in 100 full shares in Telia. If this is an expression for his belief in Telia’s future, it makes me worried. Another director has invested in 200 shares. This is not good for the confidence, however, this is not only about the holdings of the board, but about other measures that have to be taken to strengthen Telia as a company. What does the board and the management do?

My second question goes to Claes Åhnstrand, the state representative sitting here, representing almost 85 per cent of the shares represented at the meeting, so one can wonder what the rest of us is doing here anyway. The large holding of the state may be seen as a strength for Telia. You do not hesitate when guessing who is the boss of Telia. On the other hand, the state’s holding may also be looked upon as a disadvantage for Telia. Potential shareholders may, for different reasons, be frightened because of the state’s great holding. Irrespective of what you think about the state’s holding, it is important to us other shareholders in Telia and the stock market as a whole, to know which ambitions the state has in its capacity as the majority shareholder in Telia. This is the first question I would like to address to Claes Åhnstrand. Which ambitions does the state have? Question number two: Which are the state’s plans in respect of its holding for the future two-three years? In other words, do you intend to keep your holding or reduce it and in that case, by how much?

Thank you.

Then I call upon the chairman of the board, Mr Lars-Eric Pettersson, to speak. Please go ahead.

Yes, Lars-Erik Forsgård, as you know Telia has, after the initial public offering, lived through a “power package” of measures in order to get a pure activity, to terminate sources of loss, to focus on growth and, based upon a strength position – and I speak of the profit and loss account and the balance sheet –, to be able to carry through a structure transaction. Under the leadership of Marianne Nievert, the company has focused on this task in 2001, and there have been plenty of activities. And I believe exactly as you, Lars-Erik, that this is important in order to strengthen Telia’s confidence. This is mainly done when business is good and you focus on developing and strengthening the existing market positions. Then it might be difficult for a board to have an opinion of the relative setting of the rating and I therefore leave that matter aside. The board’s ambition and focus has all the time been and will remain to be: We act on your behalf as shareholders and we aim at an increased profitability and to strengthen Telia’s position on the Nordic telecom market. This is our task and I am convinced that the market will valuate the result.

(Marianne Nievert) I can mention some things that we make to increase the effectiveness. It is obvious, as we are active within the mobile business in all Nordic countries, that we try to find all possible co-ordination profits and thereby further improve the profitability. We have also looked through our product portfolio, mainly at the fixed net, as we know that we, from our monopoly period, have a broad and to a certain extent products that do not give enough profitability. And that work is in progress. We also have, as I mentioned in my speech, tried to further strengthen our sales activities and our sales organisation to become more focused. We have also reviewed how we can further focus on the investment activities and thereby improve our cash flow. It is obvious that these activities are in full progress and I reckon that we will see vital effects from this work in 2002.

We thank you for that comment. Claes Åhnstrand, please go ahead.

My name is Claes Åhnstrand and I represent the Swedish government. I will answer Lars-Erik Forsgård’s questions. I can say that the state at present has no plans to sell Telia shares. On the other hand, the state may consider to reduce its holding if this would benefit the development of Telia, for example by participation in an additional structure transaction.

We thank you for that answer and move to microphone 1 where I have seen several speakers. I believe that the first one is Folke Höjmar.

Mr Chairman, honoured shareholders. My name is Folke Höjmar and I am the chairman of this company’s shareholders’ association. First I would like to thank Telia’s management for the support in us addressing the great number of shareholders, namely slightly above 800,000. And this is very important as you notice that there is a large discontent with what happened at the initial public offering. Shares were bought in the amount of SEK 85 and the state has still a large responsibility, and I agree with Lars-Erik Forsgård that the state should do everything to facilitate for the owners, the large number of owners, that have been joining from the start. I would also like to turn to you, Lars-Erik Pettersson. I do not know if you have thought about it but you represent two major companies that are quoted on the stock exchange. You are the president in Skandia and you are chairman in Telia. These two companies have the largest shareholders’ associations in Sweden. The largest today is Skandia’s. It is ten years old. Telia’s is only one year old but as there are so many shareholders in Telia, we will soon pass Skandia with respect to number of members. And it is honourable of you to have such a positive attitude towards the shareholders. Many times this has not been recognized. There have been plenty of viewpoints as regards your way with options etc, but I know that your heart beats for us small shareholders and I appreciate that. I would also like to point out that these shareholders’ associations are a complement and not a resistance, to the share investing movement. The more shareholders’ associations there are, the larger power we get together with the Swedish Shareholders’ Association, that makes a big general effort for the country’s share savings.

I would also like to say that there is a great number of viewpoints and ideas among the many small investors, among others with reference to Marianne Nievert’s speech of 40 years of history, and I can say that there are old shareholders in this company who also may talk about history. They were once shareholders in MEA. They held 10 per cent in

MEA subject to one buying goods there. Here is my question, a bit discrete, is there any possibility – I have considered the tax aspects – to receive a rebate, that Telia’s shareholders might get some rebate on the existing Telia products? This is a way to re-establish the contact with the company and to safeguard its development. I would also like to discuss the Sonera transaction. We will have more information after the meeting as Marianne Nievert told us, our president, but I would also like to say that this is a very important issue, as also one of the first speakers said, to analyse this. Is this a good deal for the shareholders of Telia? I think that we may assume that this is a good deal for Finland, and there is of course a hope that this will bring the company forward. However, more information is needed and it is true that Telia, at this stage, never can supply information enough in order to strengthen the belief in this share and to let it develop in the right direction. I also have a question in respect of the development in the East. What has happened in the Baltic States? – we have heard some about St. Petersburg. What has happened to the investments in Poland? Different things have been said in that respect. And in Russia? And generally, how do you look upon the growth markets in the Eastern Europe? It is an interesting market when it comes to the technical development.

Finally I wish this company every success and I hope that this will benefit all shareholders, although it feels heavy today. Thank you.

Please Marianne Nievert, go ahead.

Yes. If we start with the issue on owners’ benefits, we find that interesting and we have thought about that. Such systems might come in different shapes but for the moment we do not plan to introduce any kind of owners’ benefits. This is obviously something that we might find a form for, and in that case we will of course let you know.

When it comes to the information whether the Sonera transaction will benefit the shareholders I hope, of course, that as many of you as possible remains after the ordinary shareholders’ meeting to receive the first information and after that we will of course give information that is easily accessible to all the shareholders.

When it comes to the growth in the East, we can mention that we have had very good results within all our companies in the Baltic states and in Russia. There have been some difficulties in Poland since the market has been difficult but also since it has been difficult to get licences and other things which have made that the development of the business has not been good enough. Presently, there is a reconstruction going on in the company in which we are partners and Telia plans no further capital investments in that company.

We thank you for this contribution and there is a new speaker at microphone No 1, please go ahead. It appears to be Torvald Arvidsson as far as I can see.

Mr Chairman, Your Excellency, ladies and gentlemen, shareholders. My name is Torvald Arvidsson. I am the deputy chairman of Telia’s Shareholders’ Association and also chairman of the Local Public Transport Party in Stockholm. In the latter capacity I have a deep mistrust towards the political establishment in general and towards Moderata Samlingspartiet in particular. Yes, you certainly get knocked sometimes. First, figuratively speaking, you get a gun in your back and are forced to delete half your manuscript, the parts that refer to certain former and present distinguished Swedish politicians. I have cut that out. Then comes Lars-Erik Forsgård and touches the questions that I planned to put, so everything is really miserable. There is, however, one question to raise, rather marginal, and that refers to the lacking co-ordination between different shareholders’ meetings. I was booked here at 4 pm and at Swedish Match at 4.30 pm. I would certainly like to, but it is not possible for me to split into Doctor Jecyll and Mr Hyde, and to go to both meetings. I happen to know that within the world of football, UEFA, FIFA etc., you try to coordinate the different tournaments in order to avoid that international matches, VM, EM, South American championships etc etc collide. I know that this is difficult as spring is the season for shareholders’ meetings but one could at least try to keep the shareholders’ meeting of the major listed companies apart. I would just like to raise the thought, as I had wished to be able to visit Swedish Match’s shareholders’ meeting and make my usual equality speech. Now I was prevented to do so.

I would also like to thank Telia’s management for an excellent achievement. Marianne Nievert certainly is a “real man” to the fingertips. And you then puts the question, are there more such “ladies’ men”.... Hm hm, “real men” I mean, I am sure there are plenty of ladies’ men but are there no more real men in Telia? What do you do for equality? It might be possible to get ten or hundred more Marianne Nievert who could turn this company into a tremendous success. I just ask the question. We have here a brilliant example of women’s power in this company. Thank you for your outstanding achievement for the company.

Then we have the issue on the responsibility of the government and Björn Rosengren in respect of the financial losses that practically all of us present have suffered. Of course you could raise the simple question that Lars-Erik Forsgård touched upon, when will the Swedish state go on reducing its shareholding, which evidently amounts to 70,6 per cent of the share capital? And in what manner do they intend to compensate the shareholders? In Telia’s shareholders’ association we receive letters from our members and I received, some week ago, a rather comprehensive letter from an old friend. It contained, among other things, a press cutting from Svenska Dagbladet dated Thursday 28 March this year with the headline “An expensive minister for the Swedes”. Guess who the expensive minister is! Björn Rosengren is the most expensive minister of the government, at least for the part of the Swedish people who jumped at the state’s offer to buy shares in Telia. When the share in the amount of SEK 85 was sold to the public, few people would have guessed that it would fall to SEK 35. The decrease corresponds to a loss of value in an amount exceeding SEK 100 billion. In Rosengren’s defence one could say that the drop in rates to a great extent has to do with the decline of the IT sector, something that should not be a burden to the Minster of Industry, Employment and Communications. However, something that he is responsible for is the wrecked transaction with Telenor and latest the merger with the Finnish problem company Sonera. When the transaction was presented, Telia sank by 11 per cent on the stock exchange. The loss corresponds to SEK 15 billion. Out of these, the Swedish small savers carry 30 per cent, that is SEK 4.5 billion and the state the remaining part. SEK 10 billion is a lot of money. It corresponds, for example, to two reforms in respect of maximum fee at day care centres or three supporting packages to the local authorities (municipalities) to take the two most famous social democratic election promises. The decline has naturally to do with the uncertainty that the state’s remaining holdings in Telia creates but why cry over spilt milk? On the other hand, it is important to privatise Telia so that Björn Rosengren’s incompetence will not continue to cost the Swedish state and the Swedish small savers billions.

Telia has also other problems. When the company introduced its broadband service, the price was below SEK 300. The same day as Telia presented the plans to merger with Sonera, the company raised the price to SEK 375. While other operators still have a reasonable price level, Telia drastically raises its prices. The reason why the company does not at once loose all its customers to competitors is that there are large fixed costs for the broadband connection. The broadband customers thus stick to Telia as their supplier as it is very expensive to change. When the customers signed their contracts with Telia, they probably expected constant or falling prices in the future in the same manner as happened to the market for telephone services. Now Telia uses the lock up effect to drain as much as possible of the broadband customers who were stupid enough to choose Telia as their supplier. Telia has a long way to go before it becomes businesslike. The first and most important step in the process is not that the company buys companies in Finland burdened with debts. It is that the government sells its shares to private owners who understands the importance of restoring Telia’s damaged confidence among the small savers and among the company’s own broadband customers. Yes Mr Chairman, it would be interesting to hear the president’s, the chairman of the board of directors’ and the government’s representative’s opinions in this respect.

I have a third question, which also have been touched upon. That is the so-called pilot school. What do the board and the management think in that respect? I have read and found that the board member Lars Olofsson does not own a single share and there is also an employees’ representative who ‘s name is Magnus Brattström, who do not own any shares. The last might not be so remarkable. But what is the management’s view on the pilot school? Will the board and the management sit in cockpit? And if the plane crashes will you go down with the passengers, the ordinary passengers, that is the small shareholders, or how do you look upon this? In my opinion, it would look very good if the leaders of the company further strengthened their ownership positions.

Yes, finally a fourth question. I will not be long-winded this time, I promise. And that is the issue on a nomination committee, elected by a shareholders’ meeting and in that case with a representative for us small savers. The Telia share is no doubt a people’s share. Would it not be reasonable that we, the small shareholders, will have an influence over the nomination process and also that we have a representative in this nomination committee? That is what you in everyday language refer to as an election committee.

Thank you Mr Chairman.

CB: I pass the word to Mr Lars-Eric Pettersson. Please go ahead.

L-E P: Torvald, as regards your question, your point of view, in respect of the pilot school, let me reflect on that. I think that it is important that everyone who trusts and believes in the company emphasizes that by holding shares in the company and this is the case with the majority of the board members. Above all, we still have the freedom of choice, that is that you are free to choose how to invest your money. Basically, I share your opinion that it is both practical and also, above all, good for the confidence when you invest some of your money in the company where you are active, also as a board member.

CB: And then Marianne Nievert, please go ahead.

MN: Yes, first of all I would like to thank you for choosing Telia’s general meeting and not Swedish Match now as they collided. I can say that I am very grateful for that because we of course hope that we are the most interesting company. When it comes to Telia’s choice of time and other matters, one of the reasons is that we need premises big enough to enable us to invite our shareholders to come and join the meeting. This means that we of course have to figure how other arrangements interfere with our choice of premises and that is the big issue in this case and we can anyway see that this meeting takes place earlier than last year’s meeting.

When it comes to the issue on equality, I have to say that we are in line with each other. Also I find it important that there are more top-level women both within Telia and, of course, within companies in general. I am convinced that there is no shortage of competent women, it certainly is not, but this is simply a matter of attitude. I would like to say in this context that Telia’s board is somewhat unique. The educational association Näringsliv och Samhälle has an activity where they have accepted the challenge to try to find possibilities to request Swedish trade and industry to create forms for a more equal corporate culture. No less than three persons from Telia’s board are participating in this work. I myself is part of it and so are Carl Bennett and Caroline Sundevall. So I feel that we have a profound emotion for this issue in the board of Telia and so has the Chairman. We have, within Telia, many competent women on their way up and we have had three women in Telia’s group executive board and I am one of them. Before appointing new managers, in the different subsidiaries etc, we always see to it that there are at lest three candidates and both sexes must be represented among these.

Then we discussed the prices for our broadband connections. We are all aware of the very special debate we had in Sweden when initiating the broadband efforts. We have had prices in Sweden that were far below other European prices. Sweden is certainly not the cheapest country when it comes to building broadband connections. Our climate, our thinly populated area and other conditions contribute to the fact that we do not have better qualifications than other countries. When we look at the prices for access to broadband in Europe, these normally are double the prices of Sweden. It is also troublesome if we have a future business that is unable to create profitability. I think it is important to you shareholders that we, as the major company, also take a certain responsibility and see to it that we have a reasonable pricing on accesses to broadband in the country. I can mention one simple example after having looked into broadband prices offered in Finland, namely 50 euro with half the frequency range compared to 375 offered by Telia. In the rest of Europe the prices are far above what Sonera offers in Finland.

CB: We thank you Marianne Nievert for that contribution and now I have another speaker at microphone one and I have also noted that there is a speaker at microphone number four. We start with microphone one, please go ahead.

PH: Yes, hallo, my name is Per Hakås. I hope that you do not mind my glaring tie, and that it will not take the interest from my message. It is not just Anders Igel that is interested in basketball, so am I. I am the treasurer of Telia’s share investors’ association, and I say to you new members, be patient. We have received so many members’ fees so we have not had the time to make any dispatches. To those who are not members of the association, the cost is only SEK 50. What will you get for this? We now plan, as almost 1,000 members have registered and most of these live outside Stockholm, to try to be popular, nationwide and interested in history. So, the last Saturday of August, that is the 31 August, alternatively on 28 September, also a Saturday, between noon and 4 pm, we plan to rent Telemuseum. Telemuseum because we are interested in history and we will have a grand ballyhoo with guiding, speeches, buffet and a meeting. So please be patient and you who have not joined, please do, we are a complement to the Aktiespararna (share savers) and I am sure that we can deepen the knowledge of Telia to the best of our interest. Thank you.

CB: We thank you for that contribution and turn to microphone number four over there. Please go ahead.

GK: My name is Gunnar Kjellström. I have a more technical question. Actually two. My first question is, when do you think that the new UMTS 3G will become generally accepted and the second is, will that system be used internationally. The present system works, as you know, only in Europe? When you arrive in the United States, for example, you have to use another cell phone than in Sweden. Thank you.

CB: I call upon Marianne Nievert to answer this more technical question.

MN: In respect of the licence valid for 3G in Sweden, it is arranged to cover 99 per cent of the population not later than the expiry of 2003. This means that the systems have to be built and we have actually started both in Sweden through our Swedish UMTS-Net AB and in Norway, where we also have started the expansion. So far it is not possible to deliver services and other things as we do not have access to terminals, i.e. adapted telephones. We reckon that terminals will be available in the end of this year but a larger volume is not expected until earliest 2003. When it comes to 3G and that standard, we of course reckon that that standard will be used for future, more broadband mobile connections, i.e. the possibility also to make other things than to talk over the net. The United States has not used the GSM system at the same frequencies as we have. That is the reason why people have been forced to bring telephones that can coop with the frequency offered in the USA. I hope that it will be better. At present, there is a big difference in development levels in the US compared to Europe. When it comes to mobile telephoning as Europe is far ahead of the US in this respect.

CB: We thank you for that answer. We then return to microphone number one and there is a new speaker. Go ahead please.

RS: My name is Roland Silverblom and I come from Stureby, a few miles from Stockholm. On last year’s shareholders’ meeting I complained about telephone poles in the middle of our narrow sidewalk and I was promised a call from the president. Nothing happened and I called back after 14 days and talked to Nievert’s secretary who gave me a reprimand when I thought that 14 days would be enough a time to call back. The background is that I witnessed a near-accident. A woman with two children, one in a pram and one in the hand, almost were killed by a car before my eyes. And, like I told last time, I used to be a police officer and during my years at the street and in a police car I dealt with of 22 fatal accidents, so I did not want to see that as retired. Anyway I can report that I received a letter dated 20 August, informing that one wanted to dig at my and my neighbour’s gardens. I answered immediately. On 22 November they started digging in my garden and started to put down pipes and then they ...(end of tape).... These were removed on 21 January and the four poles were removed on 24 January. Nothing happened then in spite of the fact that I called and asked for the whole to be filled. However, I can report that the whole is now filled and today the asphalting has begun and that will take some time. I think it is a shame that you have hired craftsmen from Sundsvall, Gävle, Katrineholm and Falun. They receive allowance for expenses, travel allowance and such, there must be cheaper alternatives. Thank you.

MN: Of course one would like such procedures to be taken care of more quickly. It is always difficult to handle this kind of work in big cities. I am of course grateful that the procedure now has ended and that the asphalting is ready. Actually I have tried to follow this procedure in person and I know that it is difficult with different permits. Telia hires different entrepreneurs, that is true, and we pay them fixed prices. The resources may come from different parts of the country depending upon where to find the available resources. Within Telia’s former installation- and service activity, there was a certain over-capacity at many of the places that you mentioned and it is of course more cheap to use these craftsmen than make us paying for both.

CB: We thank you for that contribution and move on to microphone 3 down there, please go ahead.

PW: My name is Per Westerlund. I thank Marianne Nievert for this historical exposé. I now ask myself. May seven millions be paid by a... In the twenties, a big investment in a radio station named Grimeton was made, on the west coast, in order to get in touch with United States and all emigrants there, and this was profitable, as you did not have to send via London. The investment was paid, still it was very big. Imagine 7 million in the twenties. Now I ask: Who is the Grimeton of 2000? Is it UMTS or something else and how will we find these communication needs that people are prepared to pay for to see fulfilled. That was my question.

CB: Thank you. Please, Marianne Nievert.

MN: Yes, Grimeton is today even on the list of world inheritages in respect of different technical monsters that were made at an early stage and it is obvious that some of the future services that you mention, mobile phones and mobile services are true followers to the Grimeton investments. But we can also say that Internet, and of course all the fiber capacity that exist, is some kind of follower because we can see now how the satellite activity is replaced by fibres because this is a much cheaper and more qualified service. So, I am convinced that we will continuously have to look for the future Grimeton. It may be many things.

CB: Now I call for the speaker at microphone No 1 to speak. Please go ahead.

ST: Yes Your Honour, honoured shareholders. My name is Sten Törner and I have addressed a letter to the board but learnt that I was supposed to speak here and I very much like to do that. It feels safe, as you say nowadays, to focus on development and techniques. But in a company there is also something called “credibility capital”. The requirement for success is to have customers as the company has to sell its products somewhere. When there is a customer who is prepared to pay and who feels satisfied, then the shareholders feel good. We had a situation some time ago, depending upon the weather and that cannot be controlled but what can be controlled is the way of communicating when large parts of the communication network breaks down; the wire network, the mobile network and in this case the TV or the data network, there is no communication whatsoever. I then find, and that has to do with trust, that you should turn to those who have suffered and inform about it and not just do what was done, namely inform that 1,500 people lacked telephone, that was a very fine information. I think that this should be looked into as it has to do with credibility capital, because there are companies everywhere, which must work, pay salaries and manage this and that. Of course they get a bit grumpy about this, and as we heard earlier this evening, this is a very competitive industry. It is not just technique but also trust. I assume that the board has taken part of my questions so I will not have to repeat them here, or if you wish, I will do so.

CB: We have them here I believe.

ST: Very well. I will not repeat myself. Thank you.

MN: I can say that I am very sorry for the disturbances in the archipelago of Möja and it was a serious interruption at Möja, Smådalarö and Runmarö in February. We have reviewed this long interruption. When longer interruptions occur, Telia always require a so-called accident investigation and I can say that there were many different shortcomings, resulting in longer interruptions than intended. And I can say that we have acted incorrectly both in respect of the information and when it comes to the repair activities. The situation was not satisfactory this winter but we have observed the matter seriously and a number of measures have been taken of which I can inform the meeting. We are reviewing our information relating to errors, we will cooperate with SOS alarm and with the National Broadcasting, the program control, and we have also reviewed the routines when a fault has been reported and this goes both for error analysis and re-reporting to the customer and then of course review of the agreements with the sub-suppliers, because in this case this as a part of the problem. We have also reviewed the policy and limitation discussions between different Telia units. We have also reviewed the stock of spare parts. In this case, spare cards broke down in large numbers, emptying the entire stock. We also have new routines to escalate the remedy in case of major errors and I sincerely regret what happened at Möja and can inform you that we take this complaint seriously and beg to apologize.

CB: We thank you Marianne Nievert for this and it seems to be a new speaker at microphone number one. Please go ahead.

TB: It is Torbjörn Björnstedt once more. I will be short. There is a lot of talk about the shareholders’ association within Telia. In my capacity of shareholder I represent my own interests in this case, and I know that we are many in this country that have experienced the same situation. This does not mean that you have to start a new association. Sweden is the country where we cannot appear individually but have to appear in groups all the time. I suppose and believe that Telia will respect us, the individual shareholders, and look after our interests as much as you look after this association. There is a lot of talk in respect of the size of the government’s holding in Telia and there actually are some people who are satisfied with the fact that the government is a major owner of Telia shares and may be so also in the future. I found that the suggestion of the Swedish Shareholders’ Association is good, i.e. that we, who participated from the start, ought to be compensated. This should be compensated and I hope that the board will attend to that proposal but, as I said, we are individuals and by this I wish good luck to the board for the forthcoming year. I will come back in June and act as senator Cato, I wish to look after my interests and probably there are some more people thinking like me. Thank you.

CB: Yes, there is another one. Torvald Arvidsson again I think. Please go ahead.

TA: I cannot refrain from commenting the contribution of the honoured former speaker. It is a fact that there are 800,000 shareholders in Telia. If each one of them would try to get in contact with Lars-Erik Petersson or Marianne Nievert, this would simply not function. A functioning democratic system requires that people join in parties and interest organisations and we, the board members of Telia’s shareholders’ association have experienced that there is a need among many people, the former speaker excepted, to have channels to the company board and to the management. Thank you.

CB: There are no blinks right now. Does this mean that there are no more speakers and that the discussion is closed? That seems to be the case. The discussion under this item is closed.

7. Adoption of the profit and loss accounts and the balance sheet

CB: We have now reached item 7 and this is about adoption of the profit- and loss account and the balance sheet for the parent company, which has been recommended by the auditors. I now ask the meeting whether it may adopt the profit-and loss account and the balance sheet as well as the consolidated profit and loss account and the consolidated balance sheet?

CB: I find that the meeting has so decided.

8. Decision on allocation of profit and record date

We have reached item No 8: Decision in respect of allocations of the company’s profit according to the adopted balance sheet and determination of record day for shareholders’ dividend. As shown in the annual report, page 69, the board and the president suggest that the available profit, SEK 9,814,000,000 be allocated as follows: It is thus suggested that the shareholders receive an ordinary dividend in the amount of SEK 0.10 per share, together with a special dividend in the amount of SEK 0.10 per share, that is a total dividend in the amount of SEK 0.20 per share which totals SEK 600,240,000. This means that the remaining part will be brought forward, that is SEK 9,213,343,090, which totals SEK 9,813,583,090. The auditors have approved this. And we note that there are 3,001,200,000 registered shares in the company. The president further suggests that record day for determination of who are entitled to dividend will be Friday 26 April 2002. Should the meeting approve of this day, the dividend from VPC will be available on Thursday 2 May 2002. Anyone who wants to comment on the allocation of profits? I then ask if the meeting will approve of the suggested allocation of profits, that is SEK 0.20 per share? I find that the meeting has decided so. I then ask in respect of the record day, will the meeting approve of this day to be Friday 26 April 2002? I find that the meeting has decided so.

9. Decision on discharge liability

CB: We then move to item 9: the matter on discharge from liability. It is about the board members’ and the president’s liability. The auditors have approved such discharge from liability but I now ask the meeting whether it will grant the members of the board and the president discharge from liability for their management in 2001. I find that the meeting has decided so.

10. Decision on the number of board members and deputy board members

CB: We have now reached the issues on elections and we have reached item 10 and begin with the number of board members and deputy board members to be elected by the meeting. Pursuant to the articles of association, the board shall consist of minimum 4 and maximum 9 board members with, where appropriate, maximum 3 deputies and they will all be elected at the annual general meeting until the end of next annual general meeting. At the last annual general meeting, nine ordinary members without deputies were elected. Suggestions please? Lars Göran Cederlund, please go ahead.

L-G C: Mr Chairman, I also represent Telia’s nomination committee and there is perhaps reason to say a few words in respect of the decision taken last year to establish the nomination committee, I may as well read it loud, well at last year’s annual general meeting it was decided to establish a nomination committee consisting of representatives of the four major shareholders at each time and the chairman of the board. The task of the committee is primarily to nominate board members and to present suggestions for board fees. The suggestions of the committee should be announced in the notice to shareholders’ meetings at which board members will be elected The nomination committee will especially attend to the matter of increased equality between men and women. That was last year’s decision. The committee, formed by representatives of the government, SEB funds, Alecta and Robur, has, before this ordinary general meeting, met twice. In addition to these four shareholders, the chairman has of course participated.

The nomination committee has discussed matters on evaluation of the board’s work, preparation in respect of election of chairman of the meeting, that is the chairman of the meeting here today, preparation of suggestions in respect of the size and composition of the board and board fees in connection with the annual general meeting and I suggest that we, in respect of this and the next two items, approve of the committee’s suggestion, that is that the board will consist of 8 persons without deputies.

CB: We thank you for this. Are there any more suggestions? It is thus suggested that the meeting approves of the number of ordinary members to be 8 without deputies. Will the meeting approve? I find that the meeting has so decided.

11. Decision on fees to the board

CB: We have then reached item 11 in respect of board fees and I would like to have your suggestions. Lars Johan Cederlund.

LJC: Yes, I suggest that the board will obtain, until the next annual general meeting, an unchanged fee, that is SEK 500,000 to the Chairman and SEK 200,000 to the other board members. However, no fee will be paid to persons employed by the company.

CB: Yes, the suggestion is thus 500,000 to the chairman and 200,000 to the other board members, however not to persons employed by the Telia group. Are there any further suggestions? Will the meeting decide in accordance with the suggestion? Please go ahead. It seems like somebody has a contribution to make. Please go on.

(...) We are a bit shy in this country and we received a dividend of 0.20, so to say. I reacted to this also last year and it all went so fast, 500,000 to the chairman and then 200,000. Bang! Crack! That is not a bad fee to be harsh. It is said “this is what the market will pay” all the time you here “that is what the market should pay” and we are just supposed to swallow that kind of talk. I think that it is true that competent people shall have their fair share, but you have to prove that you are competent, in which case I am willing to pay. Last year it all went too fast, this year there is no change and it usually is no reason to complain, in fact it is retroactive somewhere, it went too fast in my opinion, the fee was too high last year and I think that everyone within the industry ought to be ashamed when large parts of the working people do not have these, what is the word now again ...... yes. You are not just members of this board; you are members of many boards. In the board of the kennel club we do not get these fees .... Nor in other boards or whatever we do. In my opinion, there must be some reason. I think that you people with power ought to consider what happens in Europe and not “lose sight of reality”. Be a bit afraid, the people will turn from you and as I said, I am afraid that we are a bit shy and this special issue usually passes very quickly and then it is just “click”. I can image Swedish Match, probably it is worse there. The board will receive even higher fees. This is just a point, I support you, and it is not worth bothering, I only want to market, since we talk about ethics and everything. It will not last comrades! You actually have to step down from your platforms. The time has come to start working for a reasonable amount of money, it is not only the small people who will go unemployed and so on but this will also apply to you “hot shots”. Thank you.

CB: Anyone else who wants to speak? Actually there is only one suggestion and that is 500,000 to the chairman and 200,000 to the other members, those employed by Telia excepted. Is the meeting ready to decide in accordance with the suggestion?

I find that the meeting has so decided.

12. Election of board members

CB: Then we come to election of board of directors for the time until the end of the next annual general meeting and we have decided that the number of ordinary board members will be 8 without deputies. May I have some suggestions? Lars Johan Cederlund.

LJC: Yes Mr Chairman. I suggest re-election of all board members, namely Peter Augustson, Carl Bennett, Ingvar Carlsson, Anders Igel, Marianne Nievert, Lars Olofsson, Lars-Erik Petersson and Caroline Sundevall.

CB: OK, that means re-election of the whole board and I now ask whether there are further suggestions? In respect of this item I have, under the Companies Act, a special duty, namely to inform the meeting which other assignments the suggested persons have in other companies and it is so wise that this information may be found in the file you have received and now I see the same information on a big screen behind me on Lars-Erik Petersson, Peter Augustson and Carl Bennett and Ingvar Carlsson, Anders Igel, Lars Olofsson, Caroline Sundevall and Marianne Nievert. I have been particularly asked to inform that Marianne Nievert has also been elected board member of Systembolaget. Does the meeting find that the information is sufficient? Perhaps it would be nice if the shareholders could see the persons suggested for the board until the meeting in 2003. We can begin with those sitting on the platform. It is Lars-Erik Petersson and Marianne Nievert. Perhaps they do not need any further presentation. Not all have been able to come here, this goes for Peter Augustson, but would Carl Bennett please rise, then we have Ingvar Carlsson who the shareholders might already know, then we have Anders Igel who will be further presented later on, neither had Lars Olofsson opportunity to participate but Caroline Sundevall is here, please.

CB: I now ask the meeting if it will elect the suggested persons board members for the next year? I find that the meeting has so decided. There are also employee representatives at the board of directors and these together with their deputies are elected by the employees’ trade unions, and they are as follows, namely: Magnus Brattström... I get another list (low voice), Berit Westman, Yvonne Karlsson and Elof Isaksson, are there any more? Yes they are newly elected. I have another list because these persons are quite recently re-elected but it is Berit Westman, Yvonne Karlsson and Elof Isaksson. As far as I understand, Yvonne Karlsson is not here but perhaps the two other persons....please go ahead. Well, is this Berit Westman, no that is wrong. This is Berit Westman, please. The other persons are not present here. This re-election is already made. Now someone wonders why we do not elect auditors and I can tell you that these nowadays are elected for four years and these are thus elected in the year 2000 for the time until the end of the meeting 2004 and the meeting then elected Ernst & Young with the authorized public accountant Torsten Lyth, whom we have seen here today, as mainly responsible together with the authorized public accountants Gunnar Widhagen and Filip Cassel with Bertil Forslund as deputy. Also the auditors’ fee was decided upon in 2000.

13. Proposal by Shareholder Ralf Sass on ethical council

LB: I have now reached two items that have been raised by an individual shareholder and these are items 13 and 14. We begin with the item 13 and that is a suggestion from the shareholder Ralf Sass to institute an ethical council. This suggestion reached the company in good time and it could be published in the notification and the complete suggestion has been available at the meeting since 9 April and has also been distributed among the shareholders at the meeting. Ralf Sass is a shareholder in Telia and has announced his presence at this meeting but it has unfortunately turned out that he has not been registered as owner of the shares in the shareholders register on the date given in the notification on 12 April, and therefore he is not recorded in the list of participation and is, under the rules, not entitled to act in the capacity as shareholder. He cannot participate and vote here pursuant to Chapter 9 Section 2 first paragraph the Companies Act. However, Ralf Sass is here anyway and he has asked to address the meeting and put forward his suggestion and I have told him that this is in order provided that the meeting will approve and I therefore ask if the meeting permits Ralf Sass to step forward and present his suggestion? I find that the meeting has so decided and pass the word to Ralf Sass. Please go ahead.

RS: My name is Ralf Sass and I am an ordinary shareholder and probably have to be somewhat of a suicide candidate when entering the scene. If I had known what I know today it is not likely that I had placed these proposals for reasons which I might explain later on. Once I was an accountant in a savings loan association that had a turnover of approximately half a billion kronor. I discovered after some time that everything was not handled correctly but I could not make any complaints in my capacity as accountant. On the other hand, I could say that it was not ethically correct. I suggested the savings loan association to institute an ethical council that would forward its viewpoints to the shareholders meeting and to the management. I will here mention two parallels in respect of matters, which somehow “fall between the chairs” (a Swedish saying describing an issue that are left unattended because no person is directly responsible for it). For example, I think it was last summer, IKEA was accused of using child labour. Media brought this up but I thought that something was wrong. The matter was never properly investigated. The accusation still remains and I did not find that what was shown was child labour. Hennes & Mauritz has also been accused of dealing with matters that were not quite proper. They have their own internal movements but it is nothing that the shareholders or the public will know of. There are today several insurance companies with ethical councils but they mainly work internally. I have also there mentioned that I think that “ordinary people” ought to participate in the ethical council. One reason is Percy Barnevik’s fee that was discussed some months ago after I presented my suggestion. All Sweden has cried out loud that this was a terrible thing but after having looked upon it with international eyes it has turned out that it is not so bad after all. When the wrong person has this function, it is possible that it will not turn out as we ordinary people find to be fair. I now pass the word to those who want to comment on this and you may raise questions, which might be answered later on.

CB: Thank you. Marianne Nievert would like to comment on that, please go ahead.

MN: Rolf Sass’ suggestion in respect of an ethical council has been discussed within Telia’s board and I have been asked by the board to give our comments to the suggestion. The suggestion mainly means that the meeting shall establish a special company organ with a task to pass viewpoints to the shareholders’ meeting and the board how to act when it comes to matters that do not fall under the auditors’ responsibility, as employee issues, or choice of suppliers. Today ethical issues are given much attention in Swedish and European industry. Telia has acted in different ways, among others, by instituting an ethical advise board. The ethical advise board is a component in a system with guide-lines, policies, routines, organisation and follow-up that Telia has to attend to in respect of our methods to handle ethical matters towards our different interest groups. The ethics and environment unit at our group Team Communication is another component for running these matters and how Telia works with these matters, ambitions and different results is accounted for in Telia’s relations 2001, the third part of Telia’s annual report that is distributed here. The basis of Telia’s way of handling ethical issues is Telia’s guidelines for ethical issues. This was established for the first time in Telia’s group management in November 1996. They were amended in the autumn 2001 and were adopted by the board of Telia on 24 September 2001. In this context, it is also interesting to know that Telia initiated the foundation of the ethical council for “pay calls” (phone calls where the person making the call is charged a fee for a service, i.e. entertainment or gambling services, in addition to the fee paid for the actual call) that was formed already in 1994. It is an independent organisation, that is an external ethical council and its task is to prepare and maintain ethical rules for the contents of the information that is given at lines for pay calls and the marketing of these lines. That Telia participated in the initiation of the council and that Telia today has set the rules when distributing information over pay calls that the services shall follow the rules given by the external council, shows that Telia is prepared to, when necessary, support and to follow external initiatives in order to achieve a high ethical standard. Considering that the board finds ethical matters to be of great importance, the board will continue its work to make Telia act with a high ethical standard. But to establish an organ in the way here suggested is not appropriate in the board’s opinion. Nor does this comply with the basic idea as given in the Companies Act. The Companies Act is based upon a division of competence and responsibility between the company organs: the shareholders’ meeting, the board and the president. Further, it is clear from the Act that the auditor, appointed by the shareholders meeting, should review the board of directors’ and president’s actions. To determine the principles and rules for how the company should act in ethical issues is primarily within the area of competence and the responsibility of the board of directors. Therefore it is not considered suitable to, in accordance with Rolf Sass’ suggestion, establish an organ that falls outside the division given in the Companies Act and by this neither is legally authorized, nor has fixed areas of responsibility. Based upon this report, the board suggests that Ralf Sass’ suggestion to establish an ethical council shall be rejected.

CB: We thank Marianne Nievert for this statement and I ask whether someone else wants to comment on this issue? Is the meeting ready to vote?

CB: Ralf Sass has presented a suggestion to establish an ethical council and the board’s attitude is that the meeting ought to reject the suggestion. I now ask: will the meeting approve Ralf Sass’ suggestion? Will the suggestion be rejected? I find that the meeting has rejected the suggestion.

14. Proposal from Shareholder Rolf Sass on an Information Program

CB: Now we have reached item 14 and that is a suggestion put by the shareholders Rolf Sass saying that the board should prepare an information program and the same applies to this suggestion. The matter has been announced in good time and has been reported in the notification. The suggestion has been available. I once again ask the meeting if it will permit Ralf Sass to speak at this meeting to present his suggestion in spite of the fact that he is not a registered shareholder? Please, go ahead.

[...] The first proposal was rejected by the board, wishing the meeting to follow its opinion. It is a bit odd. May you present a suggestion when you are not a shareholder? I guess I mean that these issues should not have been brought up at this meeting at all.

CB: The provisions under the Companies Act are the following: When a shareholder has a matter that he or she wants to add to the agenda, the shareholder must report this in good time to enable the company to include it in the notice convening the meeting. There is a rule saying that when you have reported the matter not later than seven weeks in beforehand, it should be entered in the notification. And at that time Ralf Sass, shareholder at that time, delivered it and it was duly notified in the agenda and the matter has this been reported. Of course, one would have preferred that Ralf Sass’ shares had been duly registered, in that case he would have been .... The suggestion has to be presented at the meeting one way or another and I have therefore informed Ralf Sass that a presentation at the meeting may only be made with the approval of the meeting. He has got the approval in respect of the first item and I now ask in respect of the second item. As far as I understand, the meeting is entitled to decide in this matter through a majority resolution. It did in the first matter and I now ask whether the meeting will do it in the second matter? I find that the meeting has so decided. Ralf Sass, please go ahead.

RS: The dissatisfaction with Telia today is that there is problems when producing information, both from Telia to customers and from customers to Telia. For example, when I put this suggestion, I have had a rather hard time to bring it forward. Björn Rosengren once said that Norway is the last of the communist states, the Soviet state. Sometimes when you phone Telia, you might feel that Telia is the last political bureaucratic company here. I can give two examples how difficult it can be to get information. I have tried to find out whether the ADSL-services will be improved. One of Telia’s competitors offers today better services at a lower price. Telia has the same possibility to offer this service but they will not do it today. I have asked Telia and was told to contact the customers’ service. I asked of the ADSL-services and got the answer: no, we will not get that; or, I do not know; or, it will probably come; and, the last thing I found out was that it is now secret; it is a company secret. It is not funny to contact Telia as a customer. You have to receive more straight answers and the truth is that nobody at customers’ service knows about these things. I therefore tried to phone to the head office but either I receive no answer or I get the recommendation to phone the customers’ service. Another example took place in Stockholm suburb. The ADSL-service ran out. There was no space for more ADSL-services. People wanted to know more about this but they have not been able to find out. They do not know whether they will receive an ADSL-service or not. At the same time you could read in the paper that Telia continues to enlarge the broadband all over the country as soon as possible. But they do not intend to do something within certain suburbs. If this continues, the customers will loose confidence in Telia and they will finally abandon it. Thank you.

CB: As far as I understand, this means that Ralf Sass makes a suggestion in accordance with what has been distributed to you and I call upon Marianne Nievert to speak once again, please go ahead.

MN: Yes, the board has taken part also of this suggestion from Ralf Sass and I have been asked to present the board’s opinion. In large companies as Telia, the issue on efficiency and how to find suitable ways for the information must have priority. Effective ways of information benefit the co-workers, the customers and other external concerned parties, for example the shareholders. Therefore, the board [shares] the view of the person putting the suggestion that it is important to work for efficient and simple information channels. The introduction of the new group structure in April 2001, where the board was deeply engaged, aimed, among other things, to make it easier for the customer to find its way through Telia and to make possible a continued streamlining of the organisation. There is a work in progress, aiming at a more efficient customers’ service and information channels, for example Telia’s Intranet. Of course, there is a possibility of improvement and we, the management of Telia, has adopted the suggestion and will continue to make the information in the company easy to access and to see to it that the information channels will be simpler. The board will of course continue its active engagement and work with such an aim and direction. Considering that the board already acts in accordance with the suggestion and will of course continue this aim, the board finds that the suggestion already has been accomplished.

CB: Thank you. Anyone else who wants to speak? We have on the one hand a suggestion from Ralf Sass, asking the board to see to it that an information program will be produced internally to enable as many as possible to answer questions or who will know where to find the answers and that the board shall establish simpler ways of information. The board already finds itself working in that direction and does not wish to recommend an approval but means that the meeting’s decision should be that it will be noted in the record that the board declares that it is working in the spirit of the put suggestion and that the suggestion already has been fulfilled. This means that I put this note on one side and Ralf Sass’ suggestion on the other side, I now ask, will the meeting adopt Ralf Sass’ suggestion? Will the meeting adopt the board’s suggestion? I find that the meeting has adopted the board’s suggestion.

By this we have reviewed all the matters that were to be decided under the agenda and all that remains for me is to close the meeting. But as I said earlier, after the meeting comes the information you perhaps have been waiting for. So please stay and listen to a presentation of the president that will take office, Anders Igel, and a report on the merger with Sonera. With these words I declare the shareholders’ meeting in Telia 2002 closed. Thank you.

L-E P: Thank you very much Claes Beyer for your chairmanship during today’s general meeting. We have now come to the item information and presentation of the merger between Telia and Sonera. We have planned to present it as follows. Marianne Nivert will go through and make the presentation which we have made in connection with various information meetings with analysts, investors and media. After Marianne’s presentation of the transaction there will be time for questions and we will finish by listening to Anders Igel so that you may have a look at him and see who he is and he will have an opportunity to tell us briefly who Anders Igel actually is. But before we come to that, please go head Marianne.

MN: Yes, we see here a leading Nordic telecommunications company emerge and if we look at this we see a powerful combination where Telia and Sonera have decided to merge. We will then create a leading telecommunications company in the Nordic and Baltic countries with a strong financial position and a strong cash flow. (The tape is changed, some text has disappeared) .... other joint partners and we also see that we form a ground for a future consolidation in this industry. The transaction is such that shareholders in Sonera are offered 1.51440 new Telia shares for each share in Sonera. 64 per cent of the merged company will then be owned by Telia’s current shareholders and 36 per cent will be owned by Sonera’s current shareholders. The company will be domiciled and have its main office in Sweden and the shares will be listed in Stockholm as well as in Helsinki and in the USA. The Swedish government has promised to give its full support to the offer and the Finnish government has committed itself to accepting the offer. The transaction is conditional upon the approval by the regulatory authorities as well as acceptance by 90 per cent of the shareholders of Sonera. The time schedule of this transaction is such that the registrations by regulatory and competition authorities will take place in May and the SCC registration will take place in May as well as the publishing of the prospectus. The end of the registration period is estimated to be in June and the whole transaction is expected to be finalised in June/July. If we look at the ownership structure we see that the Swedish government will own 45 per cent, the Finnish government 19, Swedish private individuals 4 per cent and Finnish private individuals 3 per cent and institutional investors 29 per cent. The company will have an independent board consisting of nine non-operative members. Tapiu Hintikka, who is chairman of the board of Sonera today, will be proposed to be chairman and Lars-Eric Pettersson will be proposed to be vice chairman. The chairmen will have an active role in the integration and alteration process. There is full support from the boards and management groups and full support from the Finnish and Swedish governments. Anders Igel will be new president of the group and Harri Kopponen who is the president of Sonera will be vice president of the new company. If we look at this company’s situation we find that we will have a strong position with more than 8 million mobile telephone customers and more than 6 million subscribers for telecommunications to a fixed termination point. We will have a net turnover in the Nordic and Baltic customers exceeding 80 billion and we will have a profit before depreciation exceeding 20 billion. If we see to how this amount is composed, we get a contribution from Telia of 57 billion in the net turnover and we get 20 billion from Sonera and we will also consolidate the Baltic assets, which means that we will get 5.7 billion from them. This amounts to 83 billion and we will also receive an EBITDA which amounts to 20,847,000,000. 12.9 come from Telia, 5.2 from Sonera and the consolidated Baltic assets result in a little more than 2.6 billion. This new combination will be a strong company also when we look at the balance sheet. Telia/Sonera will continue to be one of the strongest telecom companies in Europe. Our position in the Nordic/Baltic countries is such that we will be number one in Sweden, Finland and the three Baltic countries, we are number two in Norway and we will be number four in Denmark. As regards fixed telecommunications service we will have a very strong position in Sweden/Finland, we are already number two in Denmark and we will be the number 1 operator in the three Baltic countries. We will also consolidate the fixed telecommunications service in Lithuania. There are also a number of growth potentials in Russia, Eastern Europe and Asia. All of these companies, including Turkey, where we have Turkcell which today has 12.2 million customers. And there is the Finntur group in Eurasia which has a low penetration but a strong growth and the same applies to the

Russian business. All of these companies have positive operative cash flows and they generate a significant growth, both as regards customers and profitability.

If we look at synergies, which is important in order to increase profitability in these companies, we find that we will obtain strong synergies, estimated at 2.7 billion when we reach 2005. Primarily, this is from jointly developing new services where we today obviously have overlapping activities but where we also see that we are able to decrease costs for consultants and equipment in connection with the development. We also find that we have a number of portals which can be reduced. Invoicing systems are very expensive in the telecom industry and we find that we will get a definite synergy profit above all by implementing one and the same system, particularly when we enter the new UMTS world. We can centralise monitoring units in the net operation and we can replace hired capacity in the network system with our own infrastructure by getting a larger network. On the purchase side we will of course get a stronger negotiation position but our prices today can obviously be utilised for the bigger company, where we have a cheaper price from either company. As regards other costs we will of course be able to coordinate marketing and various IT support systems. As regards these synergies we have only calculated with cost synergies and only in the Nordic countries. We will of course also be able to obtain profits from coordinating revenue by cross selling each other’s products in our respective market. We will also be able to use various types of loyalty programs in each other’s markets.

On the investment side we will be able to reduce investments and we have estimated that at SEK 450 million when we reach 2005. We will be able to eliminate overlapping investments. We will get some nonrecurring costs in 2003. It is obvious when we look at this, and we will perhaps minimise the number of portals, that we will have to make some depreciation of some existing portals and we will also have to make some investments when we look at monitoring the net operation etc initially, but in the long run we will get the money back once we have introduced it. We can see a clear strategy how to create values here and we will get an improved cash flow from a much larger home market. We also find that we will be able to consolidate the Baltic ownership in a better way and realise these synergies. We also believe that this will result in much more innovative services since we will be able to combine our various development activities and use the best partner in the respective service development. We will obtain a strong international growth above all in Russia, Eastern Europe and the Asian mobile industries, based on the fact that we will be able to get into low penetrated markets with a very well known GSM technology. We also see that this is important in order to create a future platform for further consolidation which we believe will take place in the industry. If we look at the near future, we will of course make some priorities. First of all it is important that both Sonera and Telia fulfil their activities and reach the results as we have already said. As Lars-Eric Forsgård pointed out, these mergers are not easy to carry out and the risk is that we do not focus on the existing business and make sure that it runs well. Both Telia and Sonera have focused on this problem. We will be forced to sell Telia’s Finnish mobile business. It is actually a deficit business so it should strengthen Telia’s position. We will also prepare for the consolidation of the Baltic ownership and develop pan Nordic and Baltic services. One of the most important things is to implement these merger profits and our integration plans. I am now open for questions.

L-E P: Thank you Marianne. The intention is, as we told you in the beginning that you will be invited to an extraordinary shareholders’ meeting in the middle of June to make the decisions concerning this transaction. As Marianne said a prospectus will be sent out describing the transaction and the merger based on the various financial advantages but also how the transaction will be carried out technically. There will be time for questions now. You save them until the extraordinary meeting I understand. There is a question over there, please go ahead.

[...] I wonder, will the new company change name or will it still be called Telia or what will it be called? Have you decided anything or what are your plans in that respect? Thank you.

L-E P: Marianne, will you answer that?

MN: Well, we have said that for the time being the name issue is not the number one priority but we will deal with that later, and we will of course look at it from a commercial point of view. Sonera is a strong brand in Finland, just as Telia is in Sweden.

L-E P: Thank you. Well. You have been given a first presentation of the merger between Telia and Sonera and I ask you to study the material which you will receive before the extraordinary shareholders’ meeting. We will meet again some time in the middle of June. A notice convening the meeting will be sent out in May.

We will now introduce Anders Igel before ending this meeting. When Marianne Nivert was appointed president two years ago you made it very clear that you wanted to enjoy your retirement when you turned 62 which you will do in September. So during this period we have had a great advantage in the board – we have had plenty of time to ponder over the background, experience required for Marianne’s replacement and the work that lie ahead. It has also been the ambition of the board to be able to introduce a candidate at this general shareholders’ meeting. As you know things in the world accelerate and Anders was introduced as Telia’s new president on April 8. We are very pleased that we have found Anders who will carry Telia forward, particularly considering the merger with Sonera where we believe that Anders’ experience from the telecom industry during many years at Ericsson as well as his experience to lead a listed company during a few years, his international experience and feeling for the market will be a suitable background. It was very easy for the board to make this decision and we were please that Anders accepted, and now the shareholders are anxious to find out who you actually are, Anders. Go ahead please.

AI: Thank you, Lars-Eric. I am a little tall, as you know I play basketball so I must raise the microphone a little. Dear shareholders. I am today president and president of the group of Esselte, I am also on the board of Telia and I must say that it is a good feeling and I am very happy that Telia has shown me this confidence and that I will replace Marianne. It feels particularly good to replace Marianne since I have admired Marianne and the good work she has performed for Telia, how she has cultivated and concentrated Telia’s business and the improvements Telia has made as regards customer orientation. It feels very good. It also feels good to get the benefit of working for so many shareholders. Telia is really the people’s share and I have a great understanding for all those who feel that they have not made so much money on their shares. I promise to do my utmost to work for all shareholders in this role.

I believe that Telia is a company with great potentials. I know that a lot remains to do and I will prove it by showing that I believe in the pilot school and I will buy some more shares as soon as I get an opportunity to do so. I have a few shares in Esselte so I belong to the pilot school already but I will get some more shares in Telia I believe.

I also strongly believe in the new combination Telia/Sonera. I believe that, as soon as the transaction has been approved, which I believe and hope will happen, we will create a very strong Nordic telecom actor and based on this we will continue forward and do ever more. I have not actually started this job yet but I have worked a little with the integration issues which I feel are very important to get to work on at an early stage.

Let me say a few words what I have done before. Lars-Eric has already told you some, but I have worked in the telecom industry for 20 years at Ericsson, as vice president the last few years, I have been involved in big transactions, I have helped carry out great changes in an industry which has changed very much, I have experienced both good times and bad times, I have worked in an international context and I have worked with many different cultures in a number of different countries, recently in Esselte. I have the advantage of having a job where I have managed a large organisation and I had also the benefit of being one of the pioneers at Ericsson when we introduced and sold internet based products and services, which are developed all the time. Lately I have been in charge of a listed company, Esselte, and this has given me a great deal of experience, not the least to work for a small company where you must study all investment cases, look at all costs and where you do your utmost to improve sales. Things happen very quickly in small companies if they do not work out as you want them to. I have also had the benefit of working more with consumer products. Office products are a kind of consumer products even if there are professional users in the offices, products based on brands and I think that is very very important also in this connection.

I live in London with my family, my wife and my three daughters. The eldest daughter does not live at home. I will obviously move to Sweden and I hope that they will come too. I look forward to moving back to Sweden. I feel very Swedish. I am a person who likes outdoor life and I exercise a lot, and as you can see I have kept in shape by exercising and I think that I will need that in this job. I believe it is important to hang in there. This is a great task that I have accepted and I look forward to it with good spirits and great confidence and I thank the board for showing me this confidence.

L-E P: Thank you Anders. Welcome on board! There will be opportunities to ask questions during coming general shareholders’ meetings and Anders is still here so you are welcome to ask him and us questions after this meeting. If anyone has a question to ask Anders before we end the meeting he is prepared to answer promptly. Go ahead plesae.

PW: My name is Per Westerlund and I would like to ask a question regarding the merger. I have read in the papers that Lars-Åke Pettersson as chairman of the board was one of those who took the initiative and Marianne Nivert did not participate. I wonder, how much did Anders Igel take part from the beginning or is this really a merger controlled from the top?

L-E P: You ask how the process was carried out before we announced the merger between Telia and Sonera?

PW: Yes.

L-E P: Normally the owners start to talk to each other. Boards talk to each other, company managements talk to each other. This has happened in the same way. It is a process which has lasted for quite a long time, more than a year. It became intense at the very end before we announced the merger. Anders as a board member of Telia has of course been involved in the assessment of the various potential combination partners in the Nordic market, so Anders is well acquainted with the process. In the end it is always the company management which works to make the merger financially feasible. Marianne has tried to show this by describing the synergies, i.e. the profits we will be able to obtain by being one instead of two to purchase and conduct the business and as you know the profits amount to not less than 2.7 billion annually. This has been guiding for the decision. I hope this answers your question.

PW: I still feel as if the board has made the decision from the top.

L-E P: All issues, all development takes place in the way I tried to describe, there is a company management, there is a board, there are owners and everyone must work together to get a good solution and all of Telia’s shareholders have an opportunity at the extraordinary meeting of the shareholders to say yes to the transaction and this will take place in the middle of June, and then you are welcome to come back. Thank you very much. Well, are there any more questions? If not, thank you for your interest and welcome back in the middle of June. A notice will be sent out within a few weeks. Thank you.

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-2 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-2 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-2 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.